EXHIBIT A

Rootless

Balance Sheet

As of December 31, 2024

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1020 SVB Bank 7040	0.00
1030 Chase Checking 6560	149,864.11
1040 Tech CU Checking 8577	0.00
1045 Tech CU Saving 7708	0.00
1070 Shopify	3,058.64
1071 Bill.com Money In Clearing	0.00
1072 Bill.com Money Out Clearing	0.00
1075 Square	0.00
Total Bank Accounts	**$152,922.75**
Accounts Receivable	
1100 Accounts Receivable	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
1200 Other Receivables	0.00
1250 Receivable from Shareholders	500.00
1400 Prepaid Expenses	12.96
1450 Deferred COGS	0.00
1500 Inventory Asset	70,749.14
1501 Inventory-Production Cost	-7,431.51
1550 Advance to Vendor	0.00
Undeposited Funds	0.00
Total Other Current Assets	**$63,830.59**
Total Current Assets	**$216,753.34**
Fixed Assets	
1610 Computer Equipment	
1611 Computer Equipment - Orig cost	5,276.48
1612 Computer Equipment - Accum Depr	-3,101.85
Total 1610 Computer Equipment	**2,174.63**
1640 Manufacturing Equipment	1,823.72
1642 Manufacturing Equipment Accum Depr	-729.55
Total 1640 Manufacturing Equipment	**1,094.17**
Total Fixed Assets	**$3,268.80**
Other Assets	
1710 Trademark	
1711 Trademark - Orig Cost	5,100.00
1712 Trademark - Acum Amortization	-1,231.56
Total 1710 Trademark	**3,868.44**

	TOTAL
1900 Deposits	0.00
Total Other Assets	**$3,868.44**
TOTAL ASSETS	**$223,890.58**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 Accounts Payable	2,468.95
Total Accounts Payable	**$2,468.95**
Credit Cards	
2501 SVB Credit Card-3245	0.00
2505 Credit Card-2610	0.00
2515 Credit Card-2575	0.00
2520 Credit Card-1723	0.00
2525 Credit Card - 5103	0.00
2530 Credit Card - 4102	0.00
2535 Credit Card-7736	0.00
2540 Credit Card-4813	0.00
Total 2501 SVB Credit Card-3245	**0.00**
2502 Chase Credit Card-7024	25,769.44
Total Credit Cards	**$25,769.44**
Other Current Liabilities	
2200 Accrued Liabilities	0.00
2300 Payroll Liabilities	0.00
2315 Payroll Salary Payable	0.00
2325 Payroll Tax Payable	0.00
2330 Health Insurance payable	0.00
2335 Payable to Employee	0.00
Total 2300 Payroll Liabilities	**0.00**
2700 Deferred Revenue	0.00
2750 Sales Tax Payable	40.92
2800 Payable to Founder	0.00
2850 Other Payables	0.00
2900 Payable to Sachi	0.00
Total Other Current Liabilities	**$40.92**
Total Current Liabilities	**$28,279.31**
Total Liabilities	**$28,279.31**
Equity	
3010 Common Stock	1,500.00
3015 Employee Stock Option	255.20
3040 SAFE	3,250,000.00

Balance Sheet

As of December 31, 2024

	TOTAL
3050 Crowdfunding 2024	70,821.21
3900 Retained Earnings	-2,253,733.52
Net Income	-873,231.62
Total Equity	**$195,611.27**
TOTAL LIABILITIES AND EQUITY	**$223,890.58**

Rootless

Profit and Loss

January - December 2024

	TOTAL
Income	
4000 Revenue	
4010 The Sampler	0.00
4015 The Refill	173,112.22
4020 The Starter Kit	117,413.56
Total 4000 Revenue	**290,525.78**
4006 Discount	-15,223.59
4007 Shipping	13,347.79
4008 Returns and Allowances	-11,041.67
Sales	449.64
Total Income	**$278,057.95**
Cost of Goods Sold	
5000 Cost of Revenue	
5030 Cost of Manufacturing	110,076.25
5040 Supplies & Materials	92,287.17
5050 Cost of Fulfillment & Shipping	59,918.36
5070 Merchant account fees	11,328.99
Total 5000 Cost of Revenue	**273,610.77**
Total Cost of Goods Sold	**$273,610.77**
GROSS PROFIT	**$4,447.18**
Expenses	
6000 Payroll Expenses	
6110 Gross Salaries	269,385.85
6140 Payroll Taxes	21,562.54
6160 Worker's Compensation	4,835.36
6170 Health Insurance	25,188.73
6210 Payroll Fees	1,985.85
6240 Continued Education	4,642.25
Total 6000 Payroll Expenses	**327,600.58**
7000 Research & Development	830.58
7015 R&D Supplies & Materials	1,551.03
7030 R&D Testing	25,734.55
Total 7000 Research & Development	**28,116.16**
7200 Facilities	
7240 Insurance Expense	760.79
7280 Postage and Delivery	2,860.75
7295 Dues & Subscription	39.96
Total 7200 Facilities	**3,661.50**

Rootless

Profit and Loss

January - December 2024

	TOTAL
7300 Travel & Entertainment	365.59
7330 Ground Transportation	1,324.21
7340 Meals and Entertainment	1,778.94
7350 Parking	181.98
7360 Airfare	3,035.09
7370 Hotel	3,150.63
Total 7300 Travel & Entertainment	**9,836.44**
7400 Professional Fees	
7410 Accounting Fees	11,311.70
7420 Legal Fees	18,799.00
7480 Consultants & Contractors	112,494.12
Total 7400 Professional Fees	**142,604.82**
7500 Selling & Marketing	
7501 Advertising & Marketing	91,931.11
7502 Marketing Expense	60,681.34
7520 Sales/Marketing Consultant Fees	25,461.90
7540 Public Relations	22,925.00
7550 Conferences & Seminars	6,913.66
7570 Product Samples	116,974.11
Total 7500 Selling & Marketing	**324,887.12**
7600 Administrative Expenses	
7610 Bank Service Charges	1,814.98
7620 Licenses and Permits	609.00
7660 Miscellaneous Expense	-0.01
7670 Software Services	34,236.87
Total 7600 Administrative Expenses	**36,660.84**
Bank Charges & Fees	-69.02
Total Expenses	**$873,298.44**
NET OPERATING INCOME	$ -868,851.26
Other Expenses	
7900 Depreciation Expense	1,759.80
7910 Amortization Expense	339.96
7990 Taxes	2,280.60
Total Other Expenses	**$4,380.36**
NET OTHER INCOME	$ -4,380.36
NET INCOME	$ -873,231.62

Rootless

Statement of Cash Flows
January - December 2024

	TOTAL
OPERATING ACTIVITIES	
Net Income	-873,231.62
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1100 Accounts Receivable	220.00
1200 Other Receivables	1,649.32
1250 Receivable from Shareholders	1,000.00
1400 Prepaid Expenses	58.18
1450 Deferred COGS	0.00
1500 Inventory Asset	49,435.04
1501 Inventory-Production Cost	115,327.87
1642 Manufacturing Equipment:Manufacturing Equipment Accum Depr	364.80
2000 Accounts Payable	-196.05
2502 Chase Credit Card-7024	17,464.43
2315 Payroll Liabilities:Payroll Salary Payable	0.02
2325 Payroll Liabilities:Payroll Tax Payable	-0.08
2700 Deferred Revenue	-1,809.52
2750 Sales Tax Payable	-73.61
2800 Payable to Founder	-21,968.41
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**161,471.99**
Net cash provided by operating activities	**$ -711,759.63**
INVESTING ACTIVITIES	
1611 Computer Equipment:Computer Equipment - Orig cost	-1,089.16
1612 Computer Equipment:Computer Equipment - Accum Depr	1,395.00
1712 Trademark:Trademark - Acum Amortization	339.96
Net cash provided by investing activities	**$645.80**
FINANCING ACTIVITIES	
3040 SAFE	650,000.00
3050 Crowdfunding 2024	70,821.21
Net cash provided by financing activities	**$720,821.21**
NET CASH INCREASE FOR PERIOD	**$9,707.38**
Cash at beginning of period	143,215.37
CASH AT END OF PERIOD	**$152,922.75**